MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE-MONTH PERIOD ENDED MAY 31, 2012

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (”Acasti” or "the Corporation”) as at May 31, 2012 and for the three-month period then ended. This analysis explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended May 31, 2012 and 2011. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (”Neptune”), in August 2008. The Corporation was inactive prior to this date.

This analysis, completed on July 26, 2012, must be read in conjunction with the Corporation’s financial statements for the three-month periods ended May 31, 2012 and 2011. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (IFRS), as issued by the International Accounting Standard Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this Management Discussion and Analysis are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com under Acasti Pharma Inc.

In March 2011, the Corporation completed its listing application on the TSX-Venture Exchange. As a result the Corporation had its shares listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO.

Overview

In August 2008, Neptune transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development, Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application (CTA) allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti’s new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as medical food and drug products. The products developed by Acasti require the approval from the U.S. Food and Drug Administration (FDA) before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Corporation will have to finance its activities of research and development as well as its clinical studies.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune’s management, will allow the financial community to differentiate the Corporation’s cardiovascular pharmaceutical activities from Neptune’s core nutraceutical business and will also enable Neptune and the Corporation to conclude separately nutraceutical and pharmaceutical strategic alliances.

Operations

During the three-month period ended May 31, 2012, the Corporation made significant progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights:

The Corporation’s clinical trials’ recruitment has continued and progressed during the three-month period ended May 31, 2012.  New recruitment centers have been added to both trials, including clinics specialised in the management of lipid disorders, which should accelerate the recruitment of patients with elevated triglycerides.  The Corporation also filed an amended Clinical Trial Application (CTA) with Health Canada, in order to add a 4g arm to the open label clinical trial based on a FDA recommendation, as well as to broaden the inclusion criteria of the trial in order to facilitate recruitment.  A CTA amendment was also filed for the double blind clinical trial in order to broaden the inclusion criteria as well.  Health Canada informed the Corporation that it had no objection to both CTA amendments.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Multiple physicians were sampled and have initiated and continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders.  Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor’s recommendation only) medical food. The success of Onemia™ should provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development.

Basis of presentation of the financial statements

The Corporation’s assets as at May 31, 2012 include cash and short-term investments for an amount of $6,523, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders as well as by the net proceeds from the $1,979 financing completed on February 13, 2012. The Corporation also has trade and other receivables of $556, receivable from a corporation under common control of $50 and tax credits receivable for an amount of $665 as at May 31, 2012. The Corporation’s liabilities at May 31, 2012 are comprised primarily of amounts due to Neptune of $763 and other creditors for $824 as well as royalties payable to Neptune for $89. The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at May 31, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at May 31, 2012 include amounts due to Neptune of $852.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	As at and for the three-month period ended May 31,
	2012	2011
	$	$
Revenue from sales	14	–
Adjusted EBITDA(1)	(916)	(695)
Net loss and comprehensive loss	(1,576)	(1,023)
Net loss per share and diluted loss per share	(0.02)	(0.02)
Total assets	15,113	10,442
Working capital(2)	6,730	1,687
Total equity	13,436	8,882
Book value per Class A share(3)	0.18	0.14

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

	Three-month period ended	Three-month period ended
	May 31,	May 31,
	2012	2011
	$	$
Net loss	(1,576)	(1,023)
Add (deduct):
Finance costs	1	–
Depreciation and amortization	166	167
Stock-based compensation	530	148
Foreign exchange (gain) loss	(37)	13
Adjusted EBITDA	(916)	(695)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ending February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	14	14
Other Income - Revenue from research contracts	–	–
Adjusted EBITDA(a)	(916)	(916)
Net loss	(1,576)	(1,576)
Loss per share basic and diluted	(0.02)	(0.02)

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	–	–	–	10
Other Income - Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA(a)	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

Fiscal year ended February 28, 2011

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	–	–	–	–	–
Other Income - Revenue from research contracts	28	–	–	–	28
Adjusted EBITDA(a)	(2,255)	(350)	(456)	(840)	(609)
Net loss	(3,008)	(542)	(706)	(618)	(1,142)
Loss per share basic and diluted	(0.06)	(0.01)	(0.01)	(0.02)	(0.02)

(a)
The Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance cost, depreciation and amortization and income taxes. Acasti also excludes the effects of non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2012 AND 2011

Revenues
The Corporation generated revenues from sales of $14 from the commercialization of OnemiaTM, its Medical Food product, during the three-month periods ended May 31, 2012.  All of the revenue were generated to customers in the United States.  The Corporation did not generate revenue from sales during the corresponding period in 2011.

Breakdown of Major Components of the Statement of Operations and Comprehensive Loss for the years ended May 31, 2012 and 2011

Administrative expenses	May 31, 2012	May 31, 2011
	$	$
Salaries and benefits	269	159
Stock-based compensation	419	148
Professional fees	97	94
Royalties	28	51
Amortization and depreciation	166	167
Sales and marketing	55	17
Investor relations	9	–
Other	20	5
TOTAL	1,063	641

Research and development expenses	May 31, 2012	May 31, 2011
	$	$
Salaries and benefits	190	121
Stock-based compensation	111	–
Contracts	219	281
Equipments and laboratory analysis	–	30
Regulatory expenses	62	–
Rent	6	35
Professional fees	27	3
Other	25	22
Tax credits	(74)	(31)
TOTAL	566	461

Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $221 for the three-month period ended May 31, 2012 to $(916) compared to $(695) for the three-month period ended May 31, 2011. The reason for the three-month period decrease is mainly due to the increase in administrative expenses and the decrease in other income from research contracts.

The increase in administrative expenses is mainly attributable to increases in commercialization expenses for OnemiaTM,  salaries and benefits and financial communication and investor relation expenses.

Net Loss
The Corporation realized a net loss for the three-month period ended May 31, 2012 of $1,576 or $0.02 per share compared to a net loss of $1,023 or $0.02 per share for the three-month period ended May 31, 2011. These results are mainly attributable to the factors described above in the Adjusted EBITDA section and by the increase in the stock-based compensation expense of $382.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	May 31, 2012	February 29, 2012	February 28, 2011
Class A shares, voting, participating and without par value	72,690,038	72,636,888	59,174,444
Class B multi-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	-	5,000,000
Class C non-voting, non-participating, convertible and redeemable shares-reclassified as liabilities	-	-	260,000
Stock options granted and outstanding	5,502,500	3,347,500	800,000
Series 4 warrants exercisable at $0.25 until October 8, 2013	5,732,350	5,785,500	6,000,000
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000	-

On March 21 2011, the outstanding Class B and Class C shares, 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1 for 1 basis (the “Conversion”). Following the Conversion, the liability for convertible redeemable shares in the amount of $4,052 was extinguished and the number of Class A shares of the Corporation was 64,434,444.

Cash Flow and Financial Condition between the Three-Month Periods Ended May 31, 2012 and 2011

Operating activities
During the three-month periods ended May 31, 2012 and May 31, 2011, the Corporation’s operating activities used cash of $651 and $415, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended May 31, 2012 amounted to an increase of $257 and are mainly due to the increases in payable to parent corporation ($549) and royalties payable to the parent corporation ($39) principally offset by increases in trade and other receivables ($113) and tax credit receivables ($74) as well as to a decrease in trade and other payables ($171). The net changes in non-cash operating working capital items for the three-month period ended May 31, 2011, amounted to an increase of $301 and are mainly due to the decrease in tax credit receivables ($132) as well as the increases in trade and other payables ($121), payable to parent corporation ($314) and royalties payable to parent corporation ($51) principally offset by increases in inventories ($293).

Investing activities
During the three-month periods ended May 31, 2012 and May 31, 2011, the Corporation’s investing activities generated increases in liquidities of $250 and of $500, respectively. The increase in liquidity generated by investing activities during the three-month period ended May 31, 2012 is due to the maturity of short-term investments of $250. The increase in liquidity generated by investing activity during the three-month period ended May 31, 2011 is principally due to the maturity of short-term investments of $491.

Financing activities
During the three-month periods ended May 31, 2012 the Corporation’s financing activities generated an increase in liquidities of $12 and during the three-month periods ended May 31, 2011, the Corporation’s financing activities did not generate a change in liquidities. The increase in liquidities generated from financing activity during the three-month period ended May 31, 2012 resulted mainly from net proceeds from exercise of warrants of $13.

Overall, as a result, the Corporation’s cash decreased by $367 for the three-month period ended May 31, 2012. Total liquidities as at May 31, 2012, comprised of cash and short-term investments, amounted to $6,523. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from research contracts and interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

Financial Position

The following table details the significant changes to the balance sheet as at May 31, 2012 compared to February 29, 2012:

Accounts	Increase (Decrease) (In thousands of dollars)	Comments
Cash	(367)	See cash flow statement
Short-term investments	(243)	Maturity of short-term investments
Trade and other receivables	113	Increase in trade and other receivables
Tax credits receivable	74	Increase in tax credit eligible expenses
Inventories	(14)	OnemiaTM sales
Intangible Asset	(164)	Amortization
Trade and other payables	(171)	Repayment of trade and other payables
Payable to parent corporation	549	Increase in amount owed
Royalties payable to parent corporation	39	Increase in royalties owed

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
The Corporation has no off-balance sheet arrangements. All of the Corporation’s liabilities ($1,676) are due within twelve months.

Significant commitments include:

License agreement
The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payment and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation's gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. After the expiration of Neptune's patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

The Corporation’s Board of Directors renounced to the rights to one of the licensed field, which relieves the Corporation to any further royalties payment related to this licensed field, retroactively to August 7, 2011.

In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 (from August 8, 2008) - nil; year 2 - $50, year 3 - $200, year 4 - $225, year 5 - $700, and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year's minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136. As at May 31, 2012, an amount of $225 is included in ''Trade and other payables'' in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $505 during the three-month period ended May 31, 2012 ($289 for administrative costs, $188 for research and development costs and $28 in royalties) and $275 during the three-month period ended May 31, 2011 ($125 for administrative costs, $100 for research and development costs and $50 for royalties). These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to with Neptune. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.  The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $63 and $20, respectively, during the period ended May 31, 2011 (2012 - nil). These transactions are in the normal course of operations.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the Interim Financial Statements).  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the measurement of stock-based compensation.  Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 4 of the Interim Financial Statements. The Corporation accounts for stock options granted to employees and non-employees based on the fair value method, with fair value determined using the Black-Scholes model. For stock options granted to non-employees, the Corporation measures the fair value of the equity instruments granted or the fair value of the goods and services rendered whichever is the more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation and the offset to contributed surplus reflecting Neptune's contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized.  The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

Internal Control over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and its compliance with IFRS in its financial statements.

The Corporation is not required, pursuant to MI 52-109, to certify the design and evaluation of the Corporation’s Disclosure Controls and Procedures and Internal Control over Financial Reporting, and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis Disclosure Controls and Procedures and Internal Control over Financial Reporting for the Corporation may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Internal Control over Financial Reporting

During the three-month period ended May 31, 2012, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no changes during the three-month period ended May 31, 2012 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

Risk Factors

The information contained in the Financial Statements and the MD&A for the three-month ended May 31, 2012 and 2011 should be read in conjunction with all of the Corporation and the parent corporation Neptune’s public documentation and in particular the risk factors sections in the Corporation’s Listing Application filed on www.sedar.com. This information does not represent an exhaustive list of all risks related to an investment decision in the Corporation.  Other financial instrument risk include:

Credit risk:
Credit risk is the risk of an unexpected loss if counterparty to a financial instrument fails to meet its contractual obligations. There are no financial instruments other than cash and short-term investments and trade and other receivables that potentially subject the Corporation to credit risk. The Corporation’s maximum exposure to credit risk corresponded to the carrying amount of cash and short-term investments and trade and other receivables.

Exchange risk:
As at May 31, 2012, the Corporation is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Corporation’s short term investments bear interest at short-term fixed interest rates. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important transactions outside the normal course of business.

Financial risk:
The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Corporation’s ability, to fund these programs going forward.

Fair value of financial instrument risk:
The Corporation has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as trade and other payable, approximate their fair value because of the relatively short period to maturity of the instruments.

Risk related to start-up phase

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. The Corporation is considered a development stage enterprise. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

The Corporation has incurred operating losses and negative cash flows from operations since inception. As at May 31, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets. The Corporation’s liabilities at May 31, 2012 include amounts due to Neptune of $852. The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required. The continuance of this support is outside of the Corporation’s control. If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA) and has obtained Good Manufacturing Practices accreditation from Health Canada.

Forward – Looking Information

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the time required to complete important strategic transactions, the development and commercialization of its product candidates, the ability to secure additional financing from Neptune and third parties and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Corporation that these estimated results have been achieved.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at http://www.sedar.com.

As at July 26, 2012, the total number of class A shares issued by the Corporation and in circulation was 72,697,538. The Corporation also has 5,502,500 stock options, 5,724,850 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.

/s/ Henri Harland                                                               /s/ Xavier Harland

Henri Harland                                                                      Xavier Harland
President & Chief Executive Officer                                Chief Financial Officer